Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES RECEIVES ADDITIONAL NASDAQ STAFF DEFICIENCY LETTER

- Audit Committee requirements no longer met due to resignation of director
- A cure period was provided

Tel Aviv, Israel – April 21, 2016 – RiT Technologies (NASDAQ: RITT), a leading provider of Converged Infrastructure Management Solutions, announced today that:

The Company received an additional (third) NASDAQ staff deficiency letter dated April 12, 2016 (the "Letter"), stating that the Company no longer complies with NASDAQ's audit committee composition requirements, under NASDAQ Listing Rule 5605, due to the resignation of Mrs. Galia Druker from RiT's Board of Directors (and from its sub-committees, including the Audit Committee).

Mrs. Galia Druker served as an "External Director" (as defined in the Israeli Companies Law) and was designated as an “Independent Director” under NASDAQ Rules.

The Letter stated however that, under NASDAQ Rules the Company was provided with a cure period in order to regain compliance as follows:

" • until the earlier of the Company’s next annual shareholders’ meeting or March 17, 2017;

or

• if the next annual shareholders’ meeting is held before September 13, 2016, then the Company must evidence compliance no later than September 13, 2016."

About RiT Technologies
RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions. RiT offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce network operation cost, optimize future investments and enhance data security.

RiT’s connectivity solution includes IIM - Intelligent Infrastructure Management, high performance end-to-end structured cabling solutions.

RiT Technologies’ subsidiary RiT Wireless Ltd. produces a range of optical wireless solutions under the Beamcaster brand, which provide high speed, highly secure data communications across indoor open spaces.

Deployed around the world in data centers, large corporations, government agencies, financial institutions, telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

CONTACTS:

Yossi Ben Harosh, President and CEO
yossibh@rittech.com
www.rittech.com